UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

February 6, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 9

This amendment No. 8 to Schedule 13D (this “Amendment No. 8”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on July 25, 2016 (the Initial 13D and, as amended and supplemented through the date of this Amendment No. 8, collectively the “Schedule 13D”) with respect to the Common Stock, no par value (the “Shares”), of Buffalo Wild Wings, Inc., a Minnesota corporation (the “Issuer”).  Capitalized terms not defined in this Amendment No. 8 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background

Item 2 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

(a), (f) This Schedule 13D is being filed by Marcato Capital Management LP, a Delaware limited partnership (“Marcato”), Richard T. McGuire III, a United States citizen and Marcato International Master Fund, Ltd., a Cayman Islands exempted company (“Marcato International”). Mr. McGuire is the managing partner of Marcato, the investment manager of Marcato International. Marcato, Mr. McGuire and Marcato International are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address for each of Marcato, Mr. McGuire and Marcato International is c/o Marcato Capital Management LP, Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

(c)  Mr. McGuire is the managing partner of Marcato, an entity that serves as investment manager of Marcato International.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 9

Item 4.	Purpose of Transaction

Item 4 of the Initial 13D is hereby supplementally amended as follows:

On February 6, 2017, Marcato International, in compliance with the bylaws of the Issuer, submitted its formal notice of intent (the “Notice”) to nominate candidates for election to the Board and present a shareholder proposal, in each case, at the 2017 annual meeting of shareholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”).  A copy of the Notice is filed herewith as Exhibit L and is incorporated herein by reference, and any descriptions herein of the Notice are qualified in their entirety by reference to the Notice.

The Notice stated that, at the Annual Meeting, Marcato International intended to nominate for election as directors of the Issuer, (i) Scott O. Bergren, (ii) Mr. McGuire, (iii) Sam Rovit and (iv) Emil Lee Sanders (collectively, the “Nominees”). Marcato International believes that the Nominees would help create value for shareholders if they were elected to the Board because the Nominees have the extensive restaurant industry operating, strategic and financial expertise that the incumbent directors sorely lack, and will bring fresh perspectives and robust oversight to Issuer's Board.  Importantly, the Nominees are proven business leaders who are committed to working with the incumbent directors and creating value for all shareholders of the Issuer.

In the Nomination Letter, the Reporting Persons reserved the right to further nominate, substitute or add additional persons in the event that (a) the Issuer purports to increase the number of directorships; (b) the Issuer makes or announces any changes to its bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees as nominees and/or (c) any Nominee is unable or becomes unwilling for any reason to serve as a director of the Issuer.

Marcato International also submitted a shareholder proposal (the “Shareholder Proposal”) for consideration at the 2017 Annual Meeting proposing the repeal of each provision or amendment to the bylaws of the Issuer that the Board adopted or adopts after May 21, 2009, (the date of the last bylaw amendment publicly available) and before any of the Nominees join the Board.

The Reporting Persons currently intend to conduct a proxy solicitation to elect the Nominees to the Board of Directors of the Issuer and approve the Shareholder Proposal at the Annual Meeting.

On February 6, 2017, certain of the Reporting Persons also issued a press release (the “Press Release”) announcing the delivery of the Notice to the Issuer. A copy of the Press Release is filed herewith as Exhibit M and incorporated herein by reference.

Marcato International Master Fund, Ltd. (“Marcato”) and the other Participants (as defined below) intend to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies for, among other matters, the election of its slate of director nominees at the 2017 annual shareholders meeting of Buffalo Wild Wings, Inc., a Minnesota corporation (“BWW”). The participants in the proxy solicitation are Marcato, Marcato Capital Management LP, Emil Lee Sanders, Richard T. McGuire III, Sam Rovit and Scott O. Bergren (collectively, the “Participants”). MARCATO STRONGLY ADVISES ALL SHAREHOLDERS OF BWW TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, INNISFREE M&A INCORPORATED, TOLL-FREE AT (888) 750-5834 (BANKS AND BROKERS MAY CALL COLLECT AT (212) 750-5833).

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 9

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, (i) Marcato, Mr. McGuire and Marcato International may each be deemed to be the beneficial owners of 950,000 Shares (the “Marcato Shares”), constituting approximately 5.2% of the Shares, based upon a total of 18,202,127 Shares outstanding as of October 25, 2016 (based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 28, 2016).

(b) Marcato International may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of 950,000 Shares.  Marcato, as the investment manager of Marcato International, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares. By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition) of the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

(c) There have been no transactions in the Shares by the Reporting Persons since the most recent filing of the Schedule 13D.

(d) The limited partners of (or investors in) Marcato International, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby supplementally amended as follows:

Marcato has entered into an Engagement and Indemnification Agreements with each Nominee.  Pursuant to such agreements, each Nominee, other than Mr. McGuire, received a $25,000 payment upon execution of the Engagement and Indemnification Agreement and, if each such Nominee serves on the slate of Nominees (the “Slate”) and does not withdraw, will be entitled to an additional $25,000 upon the earlier to occur of (a) Nominee’s election to the Board by the Issuer’s shareholders, (b) Nominee’s appointment to the Board pursuant to an agreement between the Issuer and Marcato or (c) Nominee’s not being elected as a director of the Issuer following a proxy solicitation in which Marcato International nominated (and did not withdraw) Nominee for election to the Board.  Each Nominee has also agreed to be named as a nominee in the proxy soliciting materials related to the 2017 Annual Meeting.  Pursuant to the Engagement and Indemnification Agreement, Marcato has agreed to indemnify each Nominee against any losses suffered, incurred or sustained by such Nominee in connection with such Nominee’s being a member of the Slate or the solicitation of proxies in connection therewith.  Marcato has further agreed to reimburse each Nominee for reasonable, documented, out-of-pocket expenses incurred as a result of such Nominee’s being a member of Slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent such Nominee in connection with being a member of the Slate.  The foregoing is qualified in its entirety by reference to the form of Engagement and Indemnification Agreement, a form of which is attached hereto as Exhibit N and is incorporated herein by reference.

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement*
 Exhibit B:  Schedule of Transactions in Shares*
Exhibit C:  Letter, dated August 17, 2016*
Exhibit D:  Presentation, dated August 25, 2016*
Exhibit E:  Schedule of Transactions in Shares*
Exhibit F:  Joinder Agreement*
Exhibit G:  Presentation, dated October 5, 2016*
Exhibit H:  Schedule of Transactions in Shares*
Exhibit I:  Letter, dated October 13, 2016*
Exhibit J:  Letter, dated December 6, 2016*
Exhibit K:  Schedule of Transactions in Shares*
Exhibit L:  Notice, dated February 6, 2017
Exhibit M:  Press Release, dated February 6, 2017
Exhibit N:  Form of Engagement and Indemnification Agreement

*   Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 9

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2017

Marcato Capital Management LP♦
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.